Corning Incorporated	t 607-974-9000
One Riverfront Plaza Corning, NY 14831	www.corning.com

September 11, 2025

VIA EDGAR CORRESPONDENCE

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Melissa Gilmore and Kevin Woody

Re:	Corning Incorporated
Form 10-Q for the Period Ended March 31, 2025
Filed May 2, 2025
File No. 001-03247

Dear Ms. Gilmore and Mr. Woody:

This letter confirms the telephone conversation between our Corporate Secretary, Melissa Gambol, and Mr. Woody on September 11, 2025 regarding Corning Incorporated’s request for an extension of time to respond to the comment letter dated August 27, 2025 from the Staff of the Division of Corporation Finance, Office of Manufacturing.

As discussed, the Company requires additional time to prepare its response and currently expects to respond on or about September 25, 2025.

Please feel free to call me at (607) 974-5843 if you have any questions regarding this matter.

Sincerely,

/s/ Edward A. Schlesinger

Edward A. Schlesinger Executive Vice President and Chief Financial Officer